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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X        Form 40-F
                             ---                 ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No  X
                       ---                ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement relating the proposed disposal by a subsidiary of BP Amoco plc of its shares in the Registrant.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                (PETROCHINA LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)


                                  ANNOUNCEMENT

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We noted the press release made by BP today that it intends to sell its two per cent. stake in the Company. After the release has been made, we received notice from BP p.l.c. that BP has started the disposal of its shares in the Company today. We are not aware of the terms (including the price and others) of such sale. BP Amoco plc, through its subsidiary, BP Investments China Limited, acquired 3,516,484,000 H shares in the Company at the time of its initial public offering. According to the Company's record, BP Investments China Limited is the holder of 3,516,484,000 H shares in the Company (representing two per cent. of the Company's issued share capital and 20 per cent. of the Company's issued H shares) immediately prior to such sale.
--------------------------------------------------------------------------------

We noted the press release made by BP today that it intends to sell its two per cent. stake in the Company. The press release states that BP will carry out the sale through a bookbuilt placing of the H Shares in the Company on public markets. After the release has been made, we received notice from BP p.l.c. that BP has started the disposal of its shares in the Company today (the "Disposal"). We are not aware of the terms (including the price and others) of the Disposal.

BP Amoco plc, through its subsidiary, BP Investments China Limited, acquired 3,516,484,000 H shares in the Company at the time of its initial public offering and BP Amoco plc undertook at the time of its acquisition that it would not dispose of such H shares for a period of twelve months. Such lock-up arrangement expired in April 2001. According to the Company's record, BP Investments China Limited is the holder of 3,516,484,000 H shares in the Company (representing two per cent. of the Company's issued share capital and 20 per cent. of the Company's issued H shares) immediately prior to the Disposal.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.


IN THE MEANTIME, INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

                                       1
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Made by the order of the Board of PetroChina Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this announcement.



                                            PETROCHINA COMPANY LIMITED
                                                    LI HUAIQI
                                              Secretary to the Board

12 January 2004

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: January 14, 2004                     By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary